UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number	001-13797

HAWK CORPORATION (Exact name of registrant as specified in its charter)
200 Public Square, Suite 1500, Cleveland, Ohio 44114 216-861-3553 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
Class A Common Stock, par value $0.01 per share (including associated preferred share purchase rights) 8 3/4 Senior Notes due 2014 (Title of each class of securities covered by this Form)
None (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

        Approximate number of holders of record as of the certification or notice date:

Class A Common Stock, par value $0.01 per share:	One
8 3/4 Senior Notes due 2014:	Twenty Three

        Pursuant to the requirements of the Securities Exchange Act of 1934 Hawk Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 13, 2010	By:	/s/ MICHAEL L. ROBERSON Michael L. Roberson Secretary